SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
 THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2017

BioLineRx Ltd.
(Translation of registrant’s name into English)

2 HaMa’ayan Street
 Modi’in 7177871, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40‑F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

Item 1.01 Entry into a Material Definitive Agreement.

On July 31, 2017, BioLineRx Ltd. (the “Company”) closed its previously announced direct placement to BVF Partners L.P. (“BVF”). As a result, the Company sold (i) 8,495,575 American Depositary Shares (“ADSs”) representing 8,495,575 of the Company’s ordinary shares (“Ordinary Shares”), par value NIS 0.10 per share, (ii) Series A warrants to purchase an additional 2,973,451 ADSs at an exercise price of $2.00 per ADS (the “Series A Warrants”), and (iii) Series B warrants to purchase an additional 2,973,451 ADSs at an exercise price of $4.00 per ADS (the “Series B Warrants” and with the Series A Warrants, the “Warrants” and with the Ordinary Shares, the “Offered Securities”), for an aggregate total purchase price of $9,600,000.  The Company intends to use the net proceeds from this offering and the proceeds from any exercise of the Warrants to fund clinical trials for the Company’s product candidates and for working capital and general corporate purposes.

In connection with the Offered Securities, on July 26, 2017 the Company entered into a Subscription Agreement (the “Subscription Agreement”) with BVF.  Additionally, on July 26, 2017 the Company entered into a Voting and Standstill Agreement (the “Voting and Standstill Agreement”) with BVF. Copies of the Subscription Agreement, the Form of Series A Warrant, the Form of Series B Warrant and the Voting and Standstill Agreement are attached hereto as Exhibits 10.1, 10.2, 10.3 and 10.4, respectively, and are incorporated herein by reference.

On July 31, 2017, Yigal Arnon & Co. issued its opinion, a copy of which is filed as Exhibit 5.1 to this report, with respect to the legality of the issuance by the Company of the Ordinary Shares underlying the ADSs sold pursuant to the prospectus and the related prospectus supplement filed by the Company with the U.S. Securities and Exchange Commission (“SEC”) on July 26, 2017.

On July 31, 2017, Morrison & Foerster LLP issued its opinion, a copy of which is filed as Exhibit 5.2 to this report, with respect to the legality of the sale by the Company of the ADSs and Warrants sold pursuant to the prospectus and the related prospectus supplement filed by the Company with the SEC on July 26, 2017.

Item 9.01 Financial Statements and Exhibits.

(d)	Exhibits

The following exhibits are filed as part of this report:

Exhibit No.	Description of Exhibit
10.1	Subscription Agreement, dated July 26, 2017, between BioLineRx Ltd. and BVF Partners L.P.
10.2	Form of Series A Warrant, dated July 31, 2017.
10.3	Form of Series B Warrant, dated July 31, 2017.
10.4	Voting and Standstill Agreement, dated July 26, 2017, between BioLineRx Ltd. and BVF Partners L.P.
5.1	Opinion of Yigal Arnon & Co., Israeli Counsel to the Company.
5.2	Opinion of Morrison & Foerster LLP, U.S. Counsel to the Company.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BioLineRx Ltd. By: /s/ Philip Serlin Philip Serlin Chief Executive Officer

Dated: July 31, 2017